Exhibit 99.1

Luna Innovations Incorporated Reports Fourth Quarter and Full Year 2014 Financial Results
Fourth quarter products and licensing revenue increased 60% compared to prior year quarter
(ROANOKE, VA, March 12, 2015) - Luna Innovations Incorporated (NASDAQ: LUNA) today announced its financial results for the fourth quarter and year ended December 31, 2014.

•	Total revenue for the quarter was $6.2 million, up 32% compared to prior year quarter

•	Product and licensing revenue for the quarter was $2.9 million, up 60% compared to prior year quarter

•	Gross profit for the quarter was $2.2 million, up 52% compared to prior year quarter

•	Operating loss for the quarter was $0.9 million, an improvement of $1.9 million compared to prior year quarter

•	Total revenue for the year was $21.3 million, up 16% over 2013

•	Product and license revenue for the year was $9.1 million, up 31% over 2013
“The fourth quarter was a strong finish to the year for us,” said My Chung, president and chief executive officer. “Increased sales of our ODiSI platform for measuring strain and temperature coupled with the continued recovery for our telecom test & measurement products drove significant top line growth for us in the fourth quarter and set us on a path for continuing to improve our operating results. As we look forward to our anticipated merger with Advanced Photonix, we are excited by the opportunity this combination presents us to drive overall revenue growth and to accelerate our path to profitability.”
Fourth Quarter Financial Highlights
Total revenue for the fourth quarter of 2014 increased 32%, to $6.2 million, compared to $4.7 million in the fourth quarter of 2013. The increase in total revenue was driven by growth in both the product and licensing and the technology development segments. Product and licensing revenue increased 60% to $2.9 million in the fourth quarter of 2014, compared to $1.8 million in the fourth quarter of 2013, reflecting continued growth in sales of ODiSI systems for measurement of strain and temperature and OVA systems for testing of optical components. Technology development revenue increased 14% to $3.2 million, compared to $2.9 million for the fourth quarter of 2013.
Gross profit improved to $2.2 million, or 36% of revenue, for the fourth quarter of 2014, compared to gross profit of $1.5 million, or 31% of revenue, for the fourth quarter of 2013. The improved margin resulted from the revenue mix, with product and licensing revenue representing a higher proportion of total revenues in 2014 and having higher margins than technology development revenue.
Selling, general and administrative expenses decreased 24% to $2.7 million for the fourth quarter of 2014, compared to $3.5 million for the fourth quarter of 2013, driven largely by lower compensation costs. Research, development and engineering expenses decreased to $0.4 million for the fourth quarter of 2014 compared to $0.7 million for the fourth quarter of 2013, reflecting lower operating expenses following the sale of the medical shape sensing business in January 2014.
Growth in revenues and margins along with reduced operating expenses resulted in a $1.9 million improvement in operating loss to $0.9 million for the fourth quarter of 2014, compared to an operating loss of $2.8 million in the fourth quarter of 2013.
Income from discontinued operations was $0.3 million for the fourth quarter of 2014, compared to income from discontinued operations of $0.4 million in the fourth quarter of 2013. Discontinued operations for the 2013 period includes the revenues and costs recognized with the medical shape sensing business, which was sold in January 2014 to Intuitive Surgical. For the 2014 period, the income from discontinued operations reflected the allocation of income taxes between continuing operations and discontinued operations.
Net loss attributable to common stockholders for the fourth quarter of 2014 improved $1.1 million to $0.9 million, compared to a net loss attributable to common stockholders of $2.0 million for the fourth quarter of 2013. Adjusted EBITDA improved to $(0.2) million for the fourth quarter of 2014, compared to $(1.5) million for the fourth quarter of 2013.

Full Year 2014 Financial Highlights
Total revenue increased 16% to $21.3 million in 2014, compared to total revenue of $18.3 million in 2013. This increase in revenue was driven primarily by growth in product and licensing revenue, which improved 31% to $9.1 million in 2014 compared to $6.9 million in 2013, reflecting increased sales of ODiSI and OVA products. Technology development revenues increased 7% to $12.2 million in 2014 compared to $11.4 million in 2013.
Gross profit for 2014 increased to $7.8 million, or 37% of revenue, compared to gross profit of $6.0 million, or 33% of revenue, for 2013.
Selling, general and administrative expenses decreased 11% to $10.3 million in 2014, compared to $11.5 million in 2013. The decrease in selling, general and administrative expenses reflects the transaction related expenses incurred in 2013 with respect to the sale of our medical shape sensing business as well as cost reduction initiatives undertaken during 2014 following the sale.
Research, development and engineering expenses decreased 18% to $2.1 million in 2014, compared to $2.6 million in 2013. The reduction in research, development and engineering expenses reflects lower engineering expenses following the sale of the medical shape sensing business in January 2014, which included the transfer of ten employees to Intuitive Surgical.
Improved revenues, margins and operating expenses all contributed to a $3.5 million improvement in the company’s operating loss in 2014. For the year, the operating loss was $4.5 million, compared to an operating loss of $8.0 million for 2013.
Income from discontinued operations increased to $9.3 million in 2014, compared to $4.7 million in 2013. For 2014, income from discontinued operations consists primarily of the gain, net of tax, recognized on the sale of the medical shape sensing business in January 2014. This amount does not include any amounts that may be received in future periods upon completion of the final technical milestone, or any potential future royalty payments, under the agreement with Intuitive Surgical. For 2013, income from discontinued operations includes the gain, net of tax, recognized on the sale of the Secure Computing and Communications group in March 2013, the operating results of the Secure Computing and Communications group prior to the date of sale, and the operating results associated with the medical shape sensing business for 2013.
Net income attributable to common stockholders improved to $5.9 million for 2014, compared to a net loss attributable to common stockholders of $0.9 million for 2013. Adjusted EBITDA for 2014 was $(2.5) million compared, to $(4.7) million for 2013.

Non-GAAP Measures
In evaluating the operating performance of its business, Luna’s management considers Adjusted EBITDA, which excludes certain charges and credits that are required by generally accepted accounting principles (“GAAP”). Adjusted EBITDA provides useful information to both management and investors by excluding the effect of certain non-cash expenses and items that the company believes may not be indicative of its operating performance, because either they are unusual and the company does not expect them to recur in the ordinary course of its business or they are unrelated to the ongoing operation of the business in the ordinary course. Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Adjusted EBITDA has been reconciled to the nearest GAAP measure in the table following the financial statements attached to this press release.
Conference Call Information
As previously announced, Luna will conduct an investor conference call at 5:00 p.m. (EDT) today to discuss its financial results and business developments for the fourth quarter of 2014. The call can be accessed by dialing 877.299.4454 domestically or 617.597.5447 internationally prior to the start of the call. The participant access code is 31057565. Investors are advised to dial in at least five minutes prior to the call to register. The conference call will also be webcast live over the Internet. The webcast can be accessed by logging on to the “Investor Relations” section of the Luna website, www.lunainc.com, prior to the event. The webcast will be archived under the “Webcasts and Presentations” section of the Luna website for at least 30 days following the conference call.
About Luna:
Luna Innovations Incorporated (www.lunainc.com) is a public company composed of scientists, engineers, and business professionals developing and manufacturing a new generation of technologies and products. It has been successful in taking innovative technologies from applied research to product development and ultimately to the commercial market, driving breakthroughs in fields such as aerospace, automotive, telecommunications, healthcare, energy, and defense.

Forward-Looking Statements:
The statements in this release that are not historical facts constitute “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These statements include our expectations regarding the company’s operating results and future growth of the company’s fiber optic sensing products, as well as the opportunity for further growth and improved profitability from the potential merger with Advanced Photonix, Inc. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the company may differ materially from the future results, performance, and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, without limitation, failure of demand for the company’s products and services to meet expectations, technological challenges, other risks related to the potential merger with Advanced Photonix, Inc. and those risks and uncertainties set forth in the company’s periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at www.sec.gov and at the company’s website at www.lunainc.com. The statements made in this release are based on information available to the company as of the date of this release and Luna undertakes no obligation to update any of the forward-looking statements after the date of this release.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information Has Been and Will Be Filed with the SEC
Luna has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Luna and API and also constitutes a preliminary prospectus of Luna. The registration statement has not yet become effective. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the merger.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE MERGER AND RELATED MATTERS.
Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400, and will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.
Participants In the Solicitation
Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014, which are filed with the SEC. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014 and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

Luna Innovations Incorporated
Consolidated Statements of Operations

	Three months ended December 31,		Years ended December 31,
	2013	2014	2013	2014
	(unaudited)			(unaudited)
Revenues:
Technology development revenues	$2,857,125	$3,243,980	$11,421,868	$12,205,889
Products and licensing revenues	1,841,266	2,945,302	6,911,707	9,054,101
Total revenues	4,698,391	6,189,282	18,333,575	21,259,990
Cost of revenues:
Technology development costs	2,205,938	2,583,424	8,882,071	9,376,485
Products and licensing costs	1,033,067	1,392,580	3,402,882	4,046,885
Total cost of revenues	3,239,005	3,976,004	12,284,953	13,423,370
Gross profit	1,459,386	2,213,278	6,048,622	7,836,620
Operating expense:
Selling, general & administrative	3,539,095	2,702,335	11,525,636	10,253,847
Research, development, and engineering	672,405	380,684	2,558,332	2,087,874
Total operating expense	4,211,500	3,083,019	14,083,968	12,341,721
Operating loss	(2,752,114)	(869,741)	(8,035,346)	(4,505,101)
Other income/(expense):
Other income, net	75,756	21	347,062	111,452
Interest expense, net	(56,924)	(15,287)	(207,538)	(96,229)
Total other income/(expense), net	18,832	(15,266)	139,524	15,223
Loss from continuing operations before income taxes	(2,733,282)	(885,007)	(7,895,822)	(4,489,878)
Income tax (benefit)/expense	(353,729)	282,654	(2,387,422)	(1,137,228)
Loss from continuing operations	(2,379,553)	(1,167,661)	(5,508,400)	(3,352,650)
Operating income/(loss) from discontinued operations, net of $0.3 million, $0.0 million, $0.9 million and $0.0 million of related income taxes	413,431	(6,364)	1,313,611	(34,491)
(Loss)/gain on sale, net of $0.0 million,$(0.3) million, $1.5 million and $1.3 million of related income taxes	(56,631)	288,680	3,391,639	9,381,948
Income from discontinued operations, net of income taxes	356,800	282,316	4,705,250	9,347,457
Net (loss)/income	(2,022,753)	(885,345)	(803,150)	5,994,807
Preferred stock dividend	26,166	28,567	102,327	112,197
Net (loss)/income attributable to common stockholders	$(2,048,919)	$(913,912)	$(905,477)	$5,882,610
Net loss per share from continuing operations:
Basic and diluted	$(0.17)	$(0.08)	$(0.38)	$(0.23)
Net income per share from discontinued operations:
Basic and diluted	$0.03	$0.02	$0.33	$0.63
Net (loss)/income per share attributable to common stockholders:
Basic and diluted	$(0.15)	$(0.06)	$(0.06)	$0.40
Weighted average shares:
Basic and diluted	14,008,772	14,485,882	14,336,135	14,880,697

Luna Innovations Incorporated
Consolidated Balance Sheets

	December 31, 2013	December 31, 2014
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,778,541	$14,116,969
Accounts receivable, net	5,408,281	5,689,615
Inventory, net	3,346,177	3,364,233
Prepaid expenses	708,974	523,553
Other current assets	70,208	191,749
Total current assets	17,312,181	23,886,119
Property and equipment, net	2,060,709	3,497,057
Intangible assets, net	288,475	199,277
Other assets	42,710	1,995
Total assets	$19,704,075	$27,584,448
Liabilities and stockholders’ equity
Current Liabilities:
Current portion of long term debt obligation	1,500,000	625,000
Current portion of capital lease obligation	66,617	70,725
Accounts payable	1,401,764	1,447,177
Accrued liabilities	3,546,585	5,536,322
Deferred revenue	691,424	861,081
Total current liabilities	7,206,390	8,540,305
Long-term debt obligation	625,000	—
Long-term capital lease obligation	110,307	39,582
Total liabilities	7,941,697	8,579,887
Commitments and contingencies
Stockholders’ equity:
Preferred stock, par value $0.001, 1,321,514 shares authorized, issued and outstanding at December 31, 2013 and 2014, respectively	1,322	1,322
Common stock, par value $0.001, 100,000,000 shares authorized, 14,527,335 and 15,110,924 shares issued, 14,527,335 and 15,088,199 shares outstanding at December 31, 2013 and 2014, respectively	14,842	15,541
Treasury stock at cost, zero shares at December 31, 2013 and 22,725 shares at December 31, 2014	—	(32,221)
Additional paid-in capital	62,756,571	64,147,666
Accumulated deficit	(51,010,357)	(45,127,747)
Total stockholders’ equity	11,762,378	19,004,561
Total liabilities and stockholders’ equity	19,704,075	27,584,448

Luna Innovations Incorporated
Consolidated Statements of Cash Flows

	Years ended December 31,
	2013	2014
		(unaudited)
Cash flows used in operating activities:
Net (loss)/income	$(803,150)	$5,994,807
Adjustments to reconcile net (loss)/income to net cash provided/(used in) by operating activities:
Depreciation and amortization	935,477	607,693
Stock-based compensation	1,181,379	1,019,445
Gain on sale of discontinued operations, net of income taxes	(3,391,639)	(9,381,948)
Inventory obsolescence expense	—	163,998
Allowance for doubtful accounts or bad debt expense	134,811	—
Tax benefit from utilization of loss from current year operations	(1,507,791)	(1,148,941)
Changes in operating assets and liabilities:
Accounts receivable	1,533,827	(281,334)
Inventory	(9,261)	(220,419)
Other assets	(79,180)	50,696
Accounts payable and accrued expenses	396,540	311,627
Deferred credits	(178,305)	169,657
Net cash used in operating activities	(1,787,292)	(2,714,719)
Cash flows provided by investing activities:
Acquisition of property and equipment	(186,956)	(255,242)
Intangible property costs	(253,451)	(252,083)
Proceeds from sale of discontinued operations, net	5,110,855	10,927,268
Net cash provided by investing activities	4,670,448	10,419,943
Cash flows used in financing activities:
Payments on debt obligations	(1,500,000)	(1,500,000)
Payments on capital lease obligation	(57,033)	(66,617)
Purchase of treasury stock	—	(32,221)
Proceeds from the exercise of options and warrants	111,957	232,042
Net cash used in financing activities	(1,445,076)	(1,366,796)
Net change in cash and cash equivalents	1,438,080	6,338,428
Cash and cash equivalents—beginning of period	6,340,461	7,778,541
Cash and cash equivalents—end of period	$7,778,541	$14,116,969
Supplemental disclosure of cash flow information
Cash paid for interest	$178,646	$87,354
Dividend on preferred stock, 79,292 shares of common stock issuable for each of the years ended December 31, 2013 and 2014, respectively	$102,327	$112,177
Cash paid for income taxes	$14,010	$150,000

Luna Innovations Incorporated
Reconciliation of Net (Loss)/Income to EBITDA and Adjusted EBITDA

	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Net (loss)/income	$(2,022,753)	$(885,345)	$(803,150)	$5,994,807
Less income from discontinued operations, net of income taxes	356,800	282,316	4,705,250	9,347,457
Net loss from continuing operations	(2,379,553)	(1,167,661)	(5,508,400)	(3,352,650)
Interest expense	56,924	15,287	207,538	96,229
Tax benefit	(353,729)	282,654	(2,387,422)	(1,137,228)
Depreciation and amortization	224,102	127,792	935,477	607,693
EBITDA	(2,452,256)	(741,928)	(6,752,807)	(3,785,956)
Share-based compensation	269,825	450,861	1,181,379	1,019,445
Transaction costs	675,686	125,489	898,316	242,762
Adjusted EBITDA	$(1,506,745)	$(165,578)	$(4,673,112)	$(2,523,749)

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Investor Contact:
Dale Messick, CFO
Luna Innovations Incorporated
Phone: 1.540.769.8400
Email: IR@lunainc.com